03045228

25 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

DEC 11 2003

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 5 – Chinguetti-5-1 (Poune), lodged with the Australian Stock Exchange on 25 November 2003
- Kuda Tasi-2 (JPDA 03-01).

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

KRees

Katrina Rees
Assistant Secretariat Officer

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

dlw 1/5

25 November 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 5
Chinguetti-5-1 (Pouné)

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 0000 hours on 25 November 2003 preparations were underway to run $13^{3}/_{8}$ inch casing in the Chinguetti-5-1 (Pouné) exploration well, prior to drilling ahead.

Since the last report, the 20 inch casing was run, blowout preventers were installed, 17½ inch hole was drilled to 2610 metres and an intermediate suite of wireline logs and sidewall core samples was acquired.

All reported depths (except water depth) are referenced to the rig rotary table and all reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

Anthony Niardone
Assistant Company Secretary

25 November 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

JPDA 03-01
Kuda Tasi-2

Woodside Petroleum Ltd., the Operator of the JPDA 03-01 Joint Venture, located in the Timor Sea, reports that the Sedco 703 was released from the Kuda Tasi-2 appraisal well on 22 November 2003.

Since the last report, the well has been suspended for use as a possible future production well, subject to further evaluation of commerciality.

Woodside's interest in JPDA 03-01 is 40%. The other participants are Inpex Timor Sea Ltd (35%) and Santos (JPDA 03-01) Pty Ltd (25%).

Anthony Niardone
Assistant Company Secretary